UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No  ☒

Coca-Cola ANDINA

2Q21

Coca-Cola ANDINA

"Keep our distance today, so that we can later hug, share and enjoy."

EARNINGS

Coca-Cola

RELEASE

Conference Call Information
Wednesday July 28, 2021
11:00 am Chile – 11:00 am EST

Dial-IN Participants
U.S.A. 1 (866) 952-8559
International (outside U.S.A.) 1 (785) 424-1744
Access Code: ANDINA

Webcast
https://services.choruscall.com/links/koandina210728oZjwA6o8.html

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access Code: 61421803
Replay available until August 12, 2021

Audio
Available at www.koandina.com
Thursday July 29, 2021

July 27, 2021

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with Consolidated Sales Volume of 178.4 million unit cases*, increasing by 29.9% against the same quarter of the previous year. Excluding beer volume in Chile, due to the new agreement with AB InBev, consolidated volume growth for the quarter is 24.5%. Accumulated consolidated Sales Volume reached 390.8 million unit cases, which represents a 16.5% increase against the previous year. Excluding beer volume in Chile, volume increased by 11.6% in the period.

Consolidated results for the quarter and for the first half of the year were strongly impacted by the depreciation of the Argentine peso and the Brazilian real, with respect to the reporting currency. Isolating this effect, i.e., on a currency-neutral* base, company figures are as follows:

•	Consolidated Net Sales reached CLP 464,731 million, a 48.8% increase in the quarter. Accumulated consolidated Net Sales reached CLP 1,040,823 million, a 28.6% increase.
•	Consolidated Operating Income* reached CLP 48,343 million, a 197.7% increase in the quarter. Accumulated consolidated Operating Income reached CLP 137,844 million, a 51.5% increase.
•	Consolidated Adjusted EBITDA* reached CLP 73,595 million, a 71.8% increase in the quarter. Accumulated consolidated Adjusted EBITDA reached CLP 188,821 million, a 30.1% increase.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 441,603 million in the quarter, a 41.4% increase against the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 959,366 million, which represents an 18.5% increase against the previous year.
•	Consolidated Operating Income* reached CLP 45,259 million in the quarter, which represents a 178.7% increase against the same quarter of the previous year. Accumulated consolidated Operating Income was CLP 125,815 million, a 38.3% increase against the previous year.
•	Consolidated Adjusted EBITDA* increased by 61.8% against the same quarter of the previous year, reaching CLP 69,277 million in the quarter. Adjusted EBITDA Margin reached 15.7%, expanding by 197 basis points against the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 173,120 million, which represents a 19.3% increase against the previous year. Adjusted EBITDA Margin for the period reached 18.0%, expanding by 11 basis points against the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 1,486 million, which represents a 14.1% increase regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 43,276 million, which represents an 11.3% decrease regarding the previous year.

SUMMARY OF RESULTS SECOND QUARTER AND FIRST HALF 2021

(Figures in million CLP)	2Q20	2Q21	Var %	1H20	1H21	Var %
Sales Volume (Million Unit Cases)	137.3	178.4	29.9%	335.6	390.8	16.5%
Net Sales	312,303	441,603	41.4%	809,296	959,366	18.5%
Operating Income*	16,240	45,259	178.7%	90,999	125,815	38.3%
Adjusted EBITDA*	42,827	69,277	61.8%	145,124	173,120	19.3%
Net income attributable to the owners of the controller	1,302	1,486	14.1%	48,797	43,276	-11.3%

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"In a quarter in which we saw increases in mobility restrictions that have been implemented by the governments of the countries in which we operate, we are back to growth, and significantly so. We more than recovered 2019 volumes in Chile and Brazil, while in Argentina and Paraguay we are reaching the pre-pandemic level. In terms of results, Consolidated Adjusted EBITDA grew in the quarter by 61.8% vs. the previous year and by 11% compared to the same quarter of 2019. It should be noted that the changes in the restrictions on the circulation and opening of on-premise stores imposed by the governments of the countries in which we operate have generated some volatility in the relative importance of this channel and in the sales volume of immediate consumption packaging. Likewise, during this

____________________________

*The definitions used can be found in the Glossary on page 17 of this document.

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2Q21 EARNINGS RELEASE
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pandemic period, there have been changes in consumer trends, in purchasing habits and consumer preferences, some of which will deepen and others will return once we move towards a new normality, but the important thing to highlight is that, thanks to the focus we have placed as a Company on caring not only for our customers and consumers, but also for our collaborators we have demonstrated that we are prepared to operate in all the conditions we have to face, no matter how adverse and changing they may be. Proof and recognition of this is that, at the beginning of July, Fitch Ratings upgraded our local credit risk rating to AA+ from AA, and ratified our international risk rating at BBB+, due to our excellent performance and the resilience of our results in the context of the COVID-19 pandemic, the social outbreak in Chile and the strong economic recession in Argentina.

On the other hand, this quarter we present the Beverage Benefits and Community sustainability pillars. In the particular case of Chile, we have reformulated more than 30 products in the last 10 years, and today 95% of our products have a low or sugar-free alternative, which are increasingly preferred by our consumers. All this has allowed us to reduce in 35% the amount of sugar per liter sold in Chile in a decade, which has led us to position ourselves as one of the countries with the highest per capita consumption of sugar-free beverages in the world. In the other countries where we operate, we are working to follow a similar path. Regarding the Community pillar, in this year and a half of health emergency, among several actions we have implemented, we have strengthened the ties we maintain with food banks in each of the countries where we operate, which form networks to reach in a structured way those who need it most. Last year we multiplied the donation of beverages by almost 4 times, compared to 5 years ago, delivering more than 2 million liters of beverages in donations. In this first half of 2021, we have donated a little more than half a million liters of beverages.

Finally, I would like to mention that in mid-July we launched the Tiger beer brand in Brazil. This is a Heineken brand that is a leader in its segment in Asia. We believe that together with the other brands and activities that we have proposed to carry out, this launch will contribute to the recovery of the sales volume that we will stop distributing by virtue of the implementation of the new agreement."

BASIS OF PRESENTATION

Figures in the following analysis are set according to IFRS, in nominal Chilean pesos, for consolidated results as well as for the results of each of our operations. All variations regarding 2020 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Figures in local currency for both 2021 and 2020 to which we refer in the sections on Argentina, are all expressed in currency of June 2021.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

CONSOLIDATED RESULTS: 2nd Quarter 2021 vs. 2nd Quarter 2020

(Figures in million CLP)	2Q20	2Q21	Var %
Net Sales	312,303	441,603	41.4%
Operating Income	16,240	45,259	178.7%
Adjusted EBITDA	42,827	69,277	61.8%
Net income attributable to the owners of the controller	1,302	1,486	14.1%

Consolidated Sales Volume during the quarter was 178.4 million unit cases, representing a 29.9% increase over the same period in 2020, explained by the volume increase in all countries where we operate. Excluding Chile's beer volume, from the AB InBev agreement, volume growth reached 24.5% in the quarter. Transactions reached 866.5 million in the quarter, representing a 57.3% increase compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 441,603 million, an increase of 41.4%, explained by the revenue growth in our four operations, especially in Chile, and was partially offset by the negative effect of translating figures from Argentina, Brazil and Paraguay.

Consolidated Costs of Sales increased by 44.0%, mainly explained by (i) greater volume sold, (ii) the shift in the mix in Brazil and Chile towards products carrying higher unit cost, such as beer, (iii) a greater cost of sugar and PET in Argentina and Brazil, and (iv) the devaluation of the Argentine peso against the U.S. dollar, which impacts dollarized costs. The previous was partially offset by the effect of translating figures from Argentina, Brazil and Paraguay and by the appreciation of the Chilean peso on dollarized costs in Chile.

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Consolidated Distribution Costs and Administrative Expenses increased by 13.6%, which is mainly explained by (i) higher marketing expenses, (ii) greater labor costs, and (iii) increased distribution expenses in Brazil, Chile and Paraguay. This was partially offset by the effect of translating figures from Argentina, Brazil and Paraguay.

The above mentioned effects led to a consolidated Operating Income of CLP 45,259 million, an increase of 178.7%. Operating Margin was 10.2%.

Consolidated Adjusted EBITDA reached CLP 69,277 million, increasing by 61.8%, while on a currency-neutral base it showed an increase of 71.8%. Adjusted EBITDA Margin was 15.7%, an expansion of 197 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 17.0%, an expansion of 327 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 1,486 million, a 14.1% increase and Net Margin reached 0.3%, a contraction of 8 basis points.

ARGENTINA: 2nd Quarter 2021 vs. 2nd Quarter 2020

	2Q20	2Q21	Var %	2Q20	2Q21	Var %

	(Figures in million CLP)			(Figures in million ARS of June 2021)
Net Sales	60,373	78,324	29.7%	7,765	10,302	32.7%
Operating Income	-5,111	2,167	-142.4%	-657	285	-143.4%
Adjusted EBITDA	640	8,451	1221.0%	82	1,112	1250.8%

Sales Volume for the quarter increased by 21.6%, reaching 35.7 million unit cases, explained by a volume increase in all categories. Transactions reached 153.4 million, representing an increase of 47.4%. Our market share in the soft drinks segment reached 59.5 points, a contraction of 226 basis points compared to the same quarter of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 78,324 million, increasing by 29.7%. In local currency they increased by 32.7%, which was mainly explained by the previously mentioned volume increase, and to a lesser extent by the increased average price per unit case sold.

Cost of Sales increased by 24.6%, while in local currency it increased by 27.4%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar and PET.

Distribution Costs and Administrative Expenses increased by 5.5% in the reporting currency, while in local currency they increased by 7.8%, which is mainly explained by increased marketing expenses that have returned to pre-pandemic levels, higher labor expenses, and higher distribution expenses because of increased volume.

The above mentioned effects led to an Operating Income of CLP 2,167 million, a 142.4% decrease. Operating Margin was 2.8%. In local currency Operating Income was a ARS 285 million profit, that compares to a ARS 657 million loss in the same quarter of the previous year.

Adjusted EBITDA amounted to CLP 8,451 million, a 1,221.0% increase. Adjusted EBITDA Margin was 10.8%, an expansion of 973 basis points. In local currency Adjusted EBITDA increased by 1,250.8%.

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2Q21 EARNINGS RELEASE
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BRAZIL: 2nd Quarter 2021 vs. 2nd Quarter 2020

	2Q20	2Q21	Var %	2Q20	2Q21	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	112,250	128,889	14.8%	737	951	29.0%
Operating Income	12,002	13,296	10.8%	79	98	24.7%
Adjusted EBITDA	18,803	19,263	2.5%	123	142	15.2%

Sales volume for the quarter reached 63.2 million unit cases, an increase of 16.5%, explained by an increase in the volume of all categories.

It is worth mentioning that in both 2021 and 2020 the state of Rio de Janeiro was affected by a problem in the quality of its drinking water, which in 2020 occurred only during the first quarter, unlike 2021 which occurred during the first six months of the year. This resulted in a strong growth in the volume of water sales this quarter compared to the same quarter of the previous year. Transactions reached 284.4 million, representing a 26.9% increase. Soft drinks market share in our franchises in Brazil reached 62.1 points, an expansion of 22 basis points compared to the same period of the previous year.

Net Sales reached CLP 128,889 million, a 14.8% increase. In local currency, Net Sales increased by 29.0%, which was mainly explained by the already mentioned increase in volumes, as well as by higher average income per unit case sold.

Cost of Sales increased by 21.9%, while in local currency it increased by 36.6%, which is mainly explained by (i) higher sales volume, (ii) the shift in the mix towards products that carry a higher unit cost, especially beer, (iii) higher cost of sugar, and (iv) higher resin usage and cost.

Distribution Costs and Administrative Expenses decreased by 4.1% in the reporting currency. In local currency, they increased by 8.5%, which is mainly explained by (i) greater distribution expenses, because of higher sales volume, (ii) greater marketing expenses, that have returned to pre-pandemic levels, and (iii) greater labor expenses.

The above mentioned effects led to an Operating Income of CLP 13,296 million, a 10.8% increase. Operating Margin was 10.3%. In local currency, Operating Income increased by 24.7%.

Adjusted EBITDA reached CLP 19,263 million, a 2.5% increase compared to the previous year. Adjusted EBITDA Margin was 14.9%, a contraction of 180 basis points. Adjusted EBITDA in local currency increased by 15.2%.

CHILE: 2nd Quarter 2021 vs. 2nd Quarter 2020

	2Q20	2Q21	Var %

	(Figures in million CLP)
Net Sales	108,890	202,548	86.0%
Operating Income	5,027	23,973	376.8%
Adjusted EBITDA	16,272	33,370	105.1%

Sales Volume for the quarter reached 65.1 million unit cases, which implied a 60.1% increase, explained by increased volume of all categories. Excluding beer volume resulting from the agreement with AB InBev, volume would have increased by 42.1% in the quarter, mainly explained by growth in the sales volume of the categories for Soft drinks and Juices and other non-alcoholic beverages, and to a lesser extent in the category for Waters. Transactions reached 350.1 million, which represents a 114.9% increase. Soft drinks market share reached 64.9 points, a contraction of 68 basis points compared to same period of the previous year1. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were

1  Given that the information for June is not available at the date of publication of this report, soft drinks market share for the operation in Chile corresponds to the accumulated market share for April and May 2021, also, comparisons are made with respect to the accumulated market share of April and May of the year 2020.

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carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 202,548 million, an 86.0% growth, which is mainly explained by the already mentioned increase in volumes, and to a lower extent by the increased average income per unit case sold.

Cost of Sales increased by 93.1%, which is mainly explained by increased sales in the category for Beer and spirits, explained by the commercialization of AB InBev beers, which have a high cost per unit case, and by higher sales volume of the other categories.

Distribution Costs and Administrative Expenses increased by 33.2%, which is mainly explained by (i) higher distribution and hauling expenses, as a result of higher volume sold, (ii) greater labor costs, and (iii) higher advertising expenses, that have returned to pre-pandemic levels.

The above mentioned effects led to an Operating Income of CLP 23,973 million, 376.8% higher compared to the previous year. Operating Margin was 11.8%.

Adjusted EBITDA reached CLP 33,370 million, an increase of 105.1%. Adjusted EBITDA Margin was 16.5%, an expansion of 153 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 19.8%, an expansion of 489 basis points when compared to the same quarter of the previous year.

PARAGUAY: 2nd Quarter 2021 vs. 2nd Quarter 2020

	2Q20	2Q21	Var %	2Q20	2Q21	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	31,339	32,703	4.4%	251,873	302,532	20.1%
Operating Income	5,239	7,345	40.2%	42,185	67,851	60.8%
Adjusted EBITDA	8,029	9,714	21.0%	64,613	89,800	39.0%

Sales Volume in the quarter reached 14.3 million unit cases, an increase of 9.6%, explained by the volume increase in all categories. Transactions reached 78.6 million, which represents a 31.7% increase. Our soft drinks market share reached 76.1 points in the quarter, a contraction of 70 basis points compared to the same quarter of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 32,703 million, increasing by 4.4%. In local currency, Net Sales increased by 20.1%, which was mainly explained by the already mentioned volume increase, as well as by a higher average income per unit case sold.

Cost of Sales in the reporting currency decreased by 5.0%. In local currency it increased by 9.5%, which is mainly explained by greater sales volume.

Distribution Costs and Administrative Expenses increased by 2.4%, and in local currency they increased by 18.0%. This is mainly explained by (i) higher marketing expenses, that have returned to pre-pandemic levels, (ii) greater labor costs, and (iii) greater distribution expenses because of higher volume sold.

The above mentioned effects led to an Operating Income of CLP 7,345 million, 40.2% higher compared to the previous year. Operating Margin reached 22.5%. In local currency Operating Income increased by 60.8%.

Adjusted EBITDA reached CLP 9,714 million, an increase of 21.0% and Adjusted EBITDA Margin was 29.7%, an expansion of 408 basis points. Adjusted EBITDA in local currency increased by 39.0%.

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ACCUMULATED RESULTS: First Half 2021 vs. First Half 2020

Consolidated Results

(Figures in million CLP)	1H20	1H21	Var %
Net Sales	809,296	959,366	18.5%
Operating Income	90,999	125,815	38.3%
Adjusted EBITDA	145,124	173,120	19.3%
Net income attributable to the owners of the controller	48,797	43,276	-11.3%

Consolidated Sales Volume was 390.8 million unit cases, which represented a 16.5% increase over the same period in 2020, explained by the volume increase in all countries where we operate. Excluding Chile's beer volume, from the AB InBev agreement, sales volume increased by 11.6% in the year. On the other hand, transactions reached 1,932.8 million, representing a 23.0% increase. Consolidated Net Sales reached CLP 959,366 million, an 18.5% increase.

Consolidated Costs of Sales increased by 22.9%, mainly explained by (i) greater volume sold, (ii) the shift in the mix in Brazil and Chile towards products carrying a higher unit cost, such as beer, (iii) a greater cost of sugar and PET in Argentina and Brazil, and (iv) the devaluation of the Argentine peso against the U.S. dollar, which impacts dollarized costs. The previous was partially offset by the effect of translating figures from Argentina, Brazil and Paraguay and by a lower cost of sweeteners and PET in Paraguay.

Consolidated Distribution Costs and Administrative Expenses increased by 1.7%, which is mainly explained by (i) higher marketing expenses, (ii) greater labor costs in Brazil, Chile and Paraguay, and (iii) increased distribution expenses in Brazil, Chile and Paraguay. This was partially offset by (i) decreased depreciation charges in Brazil, (ii) the effect of translating figures from Argentina, Brazil and Paraguay, and (iii) the effect of lower expenses from uncollectible accounts in Brazil.

The above mentioned effects led to a consolidated Operating Income of CLP 125,815 million, an increase of 38.3%. Operating Margin was 13.1%.

Consolidated Adjusted EBITDA reached CLP 173,120 million, increasing by 19.3%, while on a currency-neutral base it showed an increase of 30.1%. Adjusted EBITDA Margin was 18.0%, an expansion of 11 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 19.5%, an expansion of 158 basis points.

Net Income attributable to the owners of the controller was CLP 43,276 million, an 11.3% decrease and net margin reached 4.5%.

Argentina

	1H20	1H21	Var %	1H20	1H21	Var %

	(Figures in million CLP)			(Figures in million ARS of June 2021)
Net Sales	167,368	189,720	13.4%	21,527	24,953	15.9%
Operating Income	11,028	20,056	81.9%	1,418	2,638	86.0%
Adjusted EBITDA	23,255	32,271	38.8%	2,991	4,245	41.9%

Sales Volume increased by 13.4%, reaching 85.5 million unit cases. For its part, transactions reached 373.9 million, representing an increase of 17.1%. Net Sales reached CLP 189,720 million, a 13.4% increase, while in local currency Net Sales increased by 15.9%, which was mainly explained by the previously mentioned volume increase, and to a lesser extent by the increased average price per unit case sold.

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Cost of Sales increased by 12.3%. In local currency it increased by 14.8%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar.

Distribution Costs and Administrative Expenses increased by 3.3% in the reporting currency. In local currency these increased by 5.6%, which is mainly explained by greater marketing expenses and higher freight expenses because of increased sales volume.

The above mentioned effects led to an Operating Income of CLP 20,056 million, an 81.9% increase. Operating Margin was 10.6%. In local currency, Operating Income increased by 86.0%.

Adjusted EBITDA reached CLP 32,271 million, a 38.8% increase. Adjusted EBITDA Margin was 17.0%, an expansion of 312 basis points. For its part, Adjusted EBITDA in local currency increased by 41.9%.

Brazil

	1H20	1H21	Var %	1H20	1H21	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	282,520	265,704	-6.0%	1,675	1,984	18.5%
Operating Income	32,752	31,657	-3.3%	192	237	23.2%
Adjusted EBITDA	47,277	42,996	-9.1%	280	321	15.0%

Sales volume increased by 8.5% reaching 131.6 million unit cases. The volume increase is explained by the volume growth in the Soft drinks, Juices and other non-alcoholic beverages and Beer categories, partially offset by the decrease in the category for Waters. For its part, transactions reached 608.9 million, which represents a 5.3% increase. Net Sales reached CLP 265,704 million, a 6.0% decrease, impacted by the negative effect of translating figures to Chilean pesos. In local currency, Net Sales increased by 18.5%, due to a higher average price, mainly explained by higher prices and beer mix, as well as by the already mentioned volume increase.

Cost of Sales decreased by 0.8%, while in local currency it increased by 24.5%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost, particularly beer, (ii) a higher sugar cost and usage due to the shift in the mix towards sugary products, (iii) a higher resin usage and cost, and (iv) the negative effect of the devaluation of the Brazilian real on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 21.9% in the reporting currency, and in local currency, they decreased by 1.3%, which is mainly explained by lower depreciation charges and lower expenses on uncollectible accounts. This was partially offset by (i) greater advertising expenses, (ii) greater distribution expenses, and (iii) greater labor expenses.

The above mentioned effects led to an Operating Income of CLP 31,657 million, a 3.3% decrease. Operating Margin was 11.9%. In local currency, Operating Income increased by 23.2%.

Adjusted EBITDA reached CLP 42,996 million, a 9.1% decrease compared to the previous year. Adjusted EBITDA Margin was 16.2%, a contraction of 55 basis points. Adjusted EBITDA in local currency increased by 15.0%.

Chile

	1H20	1H21	Var %

	(Figures in million CLP)
Net Sales	283,342	431,987	52.5%
Operating Income	32,534	58,538	79.9%
Adjusted EBITDA	54,596	77,541	42.0%

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Sales Volume reached 141.3 million unit cases, which implied a 30.8% increase, explained by increased volume of all categories. Excluding Chile’s beer volume resulting from the agreement with AB InBev, volume would have increased by 15.7% in the year. For its part, transactions reached 771.0 million, which represents a 51.2% increase. Net Sales reached CLP 431,987 million, a 52.5% increase, which is mainly explained by the already mentioned increase in Sales Volume, and to a lesser extent by the higher average price in the period. This higher average price in the period is explained by a greater mix of the category for Beer and spirits and by a higher average price of the categories for non-alcoholic beverages.

Cost of Sales increased by 63.0%, which is mainly explained by increased sales in the category for Beer and spirits, due to the commercialization of AB InBev beers, which have a high cost per unit case, and by higher sales volume of the other categories.

Distribution Costs and Administrative Expenses increased by 20.2%, which is mainly explained by (i) higher freight expenses due to greater volume sold, (ii) greater labor costs, and (iii) higher advertising expenses.

The above mentioned effects led to an Operating Income of CLP 58,538 million, 79.9% higher compared to the previous year. Operating Margin was 13.6%.

Adjusted EBITDA reached CLP 77,541 million, an increase of 42.0%. Adjusted EBITDA Margin was 17.9%, a contraction of 132 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 21.6%, an expansion of 234 basis points when compared to the same period of the previous year.

Paraguay

	1H20	1H21	Var %	1H20	1H21	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	77,425	73,428	-5.2%	627,295	680,266	8.4%
Operating Income	16,970	18,435	8.6%	137,972	170,740	23.7%
Adjusted EBITDA	22,282	23,184	4.0%	180,886	214,765	18.7%

Sales Volume reached 32.4 million unit cases, which implied an increase of 4.9%, explained by the volume increase in the Soft drinks and Water categories, partially offset by the decrease in the category for Juices and other non-alcoholic beverages. For its part, transactions reached 179.0 million, which represents a 9.5% increase. Net Sales reached CLP 73,428 million, decreasing by 5.2%. In local currency, Net Sales increased by 8.4%, which was mainly explained by the already mentioned Sales Volume increase, as well as by a higher average price.

Cost of Sales in the reporting currency decreased by 9.8% and in local currency it increased by 3.2%, which is mainly explained by the greater volume sold. This was partially offset by a reduction in the price of PET resin, and a reduction in sweetener expenses.

Distribution Costs and Administrative Expenses decreased by 7.1% in the reporting currency. In local currency they increased by 6.4%, which is mainly explained by (i) greater labor expenses, (ii) greater advertising expenses, (iii) greater depreciation expenses, and (iv) greater distribution expenses, because of higher volume sold.

The above mentioned effects led to an Operating Income of CLP 18,435 million, 8.6% higher compared to the previous year. Operating Margin reached 25.1%. In local currency Operating Income increased by 23.7%.

Adjusted EBITDA reached CLP 23,184 million, higher by 4.0% when compared to the previous year and Adjusted EBITDA Margin was 31.6%, an expansion of 280 basis points. Adjusted EBITDA in local currency increased by 18.7%.

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NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 16,413 million, which compares to an expense of CLP 4,547 million in the same quarter of the previous year, mainly as a result of lower financial income, explained by the mark-to-market we performed on portfolio management investments on part of the cash held by the Company, as well as because during 2020 one-time financial income was recognized on the recovery of tax credits in Brazil.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 239 million profit to a CLP 319 million profit, which is mainly explained by higher earnings in Chilean equity investees, that were partially offset by lower results in Brazilian equity investees.

Other Income and Expenses account recorded a CLP 1,489 million loss, compared with a CLP 5,349 million loss in the same quarter of the previous year. The variation is mainly explained by the fact that the previous year (i) we made a donation to the Confederación de Producción y Comercio (Production and Trade Confederation) in Chile as part of the Company's contribution to the community in the context of COVID-19, and (ii) one-time expenses associated with property, plant and equipment write-offs were accounted for.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 3,803 million loss to a CLP 12,554 million loss. The explanation for this loss is that (i) in June 2021 we distributed dividends in our subsidiary in Argentina, which are brought to Chile using an exchange rate higher than the official exchange rate in which the accounting is kept, thus generating an accounting loss, and (ii) the higher inflation recorded this quarter (+1.07%) compared to the same quarter of the previous year (+0.35%), which has a negative impact on adjusting the debt that the Company holds in UF.

Income Tax went from -CLP 2,199 million to -CLP 13,351 million, which variation is mainly explained by (i) the higher operating income that the Company obtained, compared to the same quarter of the previous year, and (ii) the increased tax rate in Argentina, which negatively impacts the Company's deferred tax liability.

SUSTAINABILITY

To achieve our mission, we have developed a strategy that allows our stakeholders to be given a profitable and sustainable growth opportunity in the long term, based on the integration of our growth and business sustainability pillars, aligned with our vision and organizational values.

Our business growth pillars are: (1) Market leadership; (2) Broad portfolio, geographies and channels; (3) Efficiency and productivity in the value chain; (4) Agility, flexibility and commitment; and (5) Corporate Governance Excellence.

Our sustainability pillars are: (1) Beverage Benefits; (2) Water Management; (3) Sustainable Packaging; (4) Energy Management; (5) Work Environment; (6) Community; and (7) Corporate Governance.

In our Integrated Report, which we have published on an annual basis for the last three years, we account for our progress in the ESG triple dimension (environmental, social and corporate governance) along with the Company’s financial management. We want to share with you some topics that we consider relevant, and that add value to our stakeholders. We have defined specific indicators for the management of each of the sustainability pillars that we will present to you, together with their development. In each of the countries in which we operate, the metrics are the same, and we work to make them comparable. However, there are times when the results are different, and that can be due not only to differences in markets, but also to structural differences in businesses and countries, among others.

This quarter we present the Beverage Benefit and Community pillars.

Regarding the Beverage Benefit pillar, we care about developing and managing a portfolio that allows us to connect with all consumers at different times of the day. Changes in consumer preferences in our industry are a constant challenge to which we are responding in an agile and flexible way, with a portfolio that has the strategic focus of growing in the low calorie segment, among others. One of our concerns is the amount of calories and sugar our beverages contain. In response to this, we have strengthened the Light, Zero or Sugar-Free versions of our brands, also expanding the portfolio of packaging in which they are available. In addition, through reformulations, we have reduced the amount of sugar in different brands of soft drinks and juices. These efforts are reflected in a drastic decrease in calories per liter sold in the last 5 years: in Argentina we reported a reduction in this indicator of 15%; in Brazil, 16%; in Chile, 21%; and in Paraguay 10%. In the particular case of Chile, we have reformulated more than 30 products in the last 10 years, and today 95% of our products have a low or sugar-free alternative, which are preferred by our consumers every day. All this has allowed us to reduce by 35% the amount of sugar per liter sold in Chile in a decade.

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Regarding the Community pillar, we want to contribute to the continued development of the communities in which we operate. We have defined relationship guidelines and have focused on establishing trusting and long-term relationships and providing value in the different topics that are relevant to each of them. We seek to contribute to their progress through initiatives that boost local economies and improve people's quality of life. On the other hand, most of the initiatives that are generated in each of the sustainability pillars presented, have an impact on the communities in which we operate. For example, in Argentina we developed the "Reciclo" program, which is a public-private partnership with Municipalities, Key Accounts, Cooperatives and B Companies to promote PET recovery programs and their purchase of B2B resin. So far in 2021, we have reached agreements with 16 municipalities, allowing a recovery of 186 tons of PET. In Brazil, together with the Coca-Cola system, we launched the "Do it" program, creating a strategy to fight Covid-19, through the pillars of awareness, food safety and prevention. Under the umbrella of this program, the "Estamos Nessa Juntos" fund was created to support communities in the midst of this health crisis, benefiting nearly 300,000 people from our franchise territories so far this year. In Chile, we exceeded by 30% the quota that is required to hire people with disabilities, relying on programs that we carry out with the Tacal Foundation, such as "Intégrate Andina". In addition, we have provided opportunities for reinserting more than 150 people into the labor market, who have been deprived of their freedom, in order to reduce recidivism, being part of the "Programa de Reinserción Laboral” (“Labor Reinsertion Program") implemented by the Ministry of Justice and Gendarmerie of Chile. In Paraguay, we continue to advance in the electronic collection project to allow financial inclusion in customers, through an agreement with Bancard. This year we have benefited more than 20,000 customers and thus we also contribute to the formalization of the economy, generating a more expeditious payment cycle. On the other hand, after that in 2020 we managed to meet 100% the goal of improving 300 hectares of land in the Mbaracayú reserve, closing a successful water conservation plan, which impacted more than 300 farmers, this year 2021, we are incorporating an additional 60 hectares to the project. Finally, for the delivery of beverages, we continued the work we had been developing with food banks, which form networks to reach those who need it most.

In the next quarterly earnings reports, we will continue to present our sustainability pillars, so that in this way you will get to know them.

CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities balances at the closing dates of these financial statements:

	12.31.2020	06.30.2021	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	797,298	801,489	4,192
Non-current assets	1,650,767	1,704,737	53,970
Total Assets	2,448,064	2,506,226	58,162

	12.31.2020	06.30.2021	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	378,056	372,501	-5,555
Non-current liabilities	1,238,448	1,221,528	-16,920
Total Liabilities	1,616,504	1,594,029	-22,475

	12.31.2020	06.30.2021	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	20,379	21,146	767
Equity attributable to the owners of the controller	811,181	891,051	79,870
Total Equity	831,560	912,197	80,637

At the closing of June, with regard to the closing of 2020, the Argentine peso depreciated against the Chilean peso by 11.1%, generating a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, at the closing of June, with regard to the closing of 2020, the Brazilian real and the Paraguayan guarani appreciated against the Chilean peso by 6.0% and 4.4%, respectively, which generated an increase in assets, liabilities and equity accounts, due to the translation of figures.

Assets

Total assets increased by CLP 58,162 million, 2.4% compared to December 2020.

Current assets increased by CLP 4,192 million, 0.5% compared to December 2020, which is mainly explained by an increase in Other current financial assets (CLP 74,319 million) because of portfolio investments performed during the year and due to increased Inventories (CLP 23,848 million) mainly raw materials, which were partially offset by a decrease in Cash and cash equivalents (-CLP 64,449 million), mainly due to the investment of these balances in financial instruments that are not classified as cash equivalents, and the decrease in Trade debtors and other current accounts receivable (-CLP 33,491 million), due to seasonal factors, since we compare with December 2020, the month of greatest sales of the year and thus, with high accounts receivable in relation to an average month.

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On the other hand, non-current assets increased by CLP 53,970 million, 3.3% regarding December 2020, mainly by the increase in Property, plant and equipment (CLP 23,136 million) explained by the investment made (CLP 42,428 million) in cold equipment and packaging and by the positive effect of translating figures, partially offset by the Depreciation account. Added to the previous increase is the increase of Intangible Assets other than goodwill (CLP 16,262 million) due to the positive effect of translating figures over distribution rights in some of our subsidiaries, and of Other non-current financial assets (CLP 10,906 million).

Liabilities and Equity

In total, liabilities decreased by CLP 22,475 million, 1.4% compared to December 2020.

Current liabilities decreased by CLP 5,555 million, 1.5% compared to December 2020, due to the decrease in Current trade accounts and other accounts payable (-CLP 15,818 million), due to seasonal factors considering that December is the month with the highest sale of the year, and thus, a month with high accounts payable to suppliers. Added to the previous decrease is the decrease in Current employee benefits provision (-CLP 8,380 million) for vacation time in addition to other personnel benefits paid during this year. The previous decreases are partially offset by the increase in Current tax liabilities (CLP 14,366 million) mainly due to higher income taxes in Chile and lower tax credits in Argentina.

On the other hand, non-current liabilities decreased by CLP 16,920 million, 1.4% compared to December 2020, mainly due to the decrease in Other non-current financial liabilities (-CLP 36,084 million) due to the mark-to-market decrease of cross currency swaps of the bond placed in the U.S. market in January 2020. The previous decrease is partially offset by an increase in Deferred tax liabilities (CLP 14,242 million) mainly explained by an increased tax rate in Argentina.

As for equity, it increased by CLP 80,637 million, 9.7% compared to December 2020, explained by the increase in Accumulated earnings from profits earned in the period (CLP 43,276 million) and from the restatement of equity balances in our subsidiary in Argentina, pursuant to IAS 29 (CLP 34,035 million), which were partially offset by dividend payments (-CLP 51,683 million). Added to the increase in Accumulated earnings is the increase in Other reserves (CLP 54,243 million), which mainly increased because of recognizing hedge derivatives and by the positive effect of translating figures from our foreign subsidiaries.

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	845
Cash and Cash Equivalent (1)	337
Other current financial assets (1)	294
Valuation of Hedge Derivatives	214

Financial Debt	1,349
Bonds on the international market	670
Bonds on the local market (Chile)	641
Bank Debt and Others	39

Net Financial Debt	502

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

CURRENCY EXPOSURE (%)
	Total Financial Assets	Financial Debt (2)
CLP (Chile)	39%	36%
Unidad de Fomento (CLP indexed to inflation)	36%	48%
BRL (Brazil)	8%	15%
PGY (Paraguay)	6%	0%
ARS (Argentina)	1%	0%
USD (United States)	10%	1%
Total	100%	100%

(2) Includes the effects of Cross Currency Swaps.

RISK RATINGS

Local rating agencies	Rating
ICR	AA
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

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CASH FLOW

	06.30.2020	06.30.2021	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	96,458	97,896	1,438	1.5%
Investment	-49,109	-99,246	-50,137	102.1%
Financing	170,411	-58,696	-229,107	-134.4%
Net Cash Flow for the period	217,759	-60,046	-277,805	-127.6%

During the present period, the Company generated a negative net cash flow of CLP 60,046 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 97,896 million, higher than the CLP 96,458 million recorded in the same period of 2020, which is mainly due to higher collections from the sale of goods and lower disbursements for other operating activity payments, partially offset by higher payments to suppliers and income taxes.

Investment activities generated a negative cash flow of CLP 99,246 million, with a negative variation of CLP 50,137 million regarding the previous year, which is mainly explained by higher purchases of financial instruments that are not classified as cash equivalents, partially offset by lower Capex.

Financing activities generated a negative cash flow of CLP 58,696 million, with a negative variation of CLP 229,107 million regarding the previous year, mainly explained by the U.S. dollar bond issuance in the United States during 2020, which is not present in 2021.

MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 21	Dec 20	Jun 20	Jun 21 vs Dec 20	Jun 21 vs Jun 20
LIQUIDITY
Current liquidity	Current Asset	Times	2.2	2.1	2.2	2.0%	-2.0%
	Current Liability
Acid ratio	Asset - Inventory	Times	1.7	1.8	1.8	-1.5%	-1.1%
	Current Liability
ACTIVITY
Investments		Million CLP	42,428	82,653	36,944	-48.7%	14.8%

Inventory turnover	Cost of Sales	Times	4.3	7.4	3.5	-42.5%	23.2%
	Average Inventory
INDEBETEDNESS
Indebtedness ratio	Net Financial Debt *	Times	0.4	0.5	0.7	-20.0%	-44.2%
	Total Equity *
Financial expenses coverage	Adjusted EBITDA (12M)	Times	8.0	8.9	9.6	-10.9%	-16.6%
	Financial Expenses* (12M) – Financial Income* (12M)
Net financial debt / Adjusted EBITDA	Net Financial Debt	Times	0.9	1.2	1.8	-20.0%	-47.0%
	Adjusted EBITDA (12M)
PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		13.7%	13.9%	18.2%	(0.2 pp )	(4.5 pp )
	Average Equity
On Total Assets	Net Income Fiscal Year (12M)%		4.7%	5.0%	6.6%	(0.3 pp )	(1.9 pp )
	Average Equity

*	Definitions used are contained in the Glossary, on page 17 of this document.

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Liquidity

Current Liquidity recorded a positive variation of 2.0% compared to December 2020 explained by a 1.5% decrease in current liabilities, previously explained in addition to the 0.5% increase in current assets.

Acid Ratio recorded a 1.5% decrease compared to December 2020, for the reasons set out above in addition to increased inventories (18.6%) in the period, because of a higher stock of raw materials. Current assets excluding inventories recorded a 2.9% decrease compared to December 2020.

Activity

At the closing of June 2021, investments reached CLP 42,428 million, representing a 14.8% increase compared to the same period in 2020, explained by greater production investments in addition to investments in cold equipment and packaging.

Inventory turnover reached 4.3x, showing a 23.2% increase versus the same period of 2020, mainly by the previously mentioned 22.9% increase in the cost of sale versus the same period in 2020.

Indebtedness

Indebtedness ratio reached 0.4x as of the closing of June 2021, representing a 20.0% decrease regarding the closing of December 2020. This is mainly due to the 9.8% increase in total equity, in addition to the 12.1% decrease of net debt.

The Financial expenses coverage indicator records a 10.9% decrease when compared against December 2020, reaching 8.0x and mainly explained by the increase in net financial expenses (12 moving months), which was higher than the Adjusted EBITDA increase for the same period. Increases were 23.3% and 9.9%, respectively.

Net financial debt/Adjusted EBITDA was 0.9x, which represents a 20.0% decrease versus December 2020. This is mainly because of the 12.1% decrease in Net financial debt in addition to the 9.9% increase of Adjusted EBITDA for the same period.

Profitability

Profitability on equity reached 13.7%, 0.2 percentage points lower regarding the indicator measured in December 2020. This result is because the decrease in Net Earnings for the 12 moving months (-4.5%) was higher than the decrease in Average Equity (-3.3%).

On the other hand, Profitability on Total Assets was 4.7%, 0.3 percentage points lower than the indicator measured in December 2020, mainly explained by the mentioned decrease in Net earnings for the 12 moving months, in addition to the increase in average Assets (2.4%).

MACROECONOMIC INFORMATION

INFLATION
	Accumulated 1H21	LTM
Argentina*	25.31%	50.19%
Brazil	3.77%	8.35%
Chile	2.01%	3.80%
Paraguay	1.48%	4.46%

* Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
EXCHANGE RATES USED	2Q20	2Q21	2Q20	2Q21
Argentina	67.7	94.1	11.7	7.6
Brazil	5.39	5.30	152.62	135.16
Chile	822	716	N.A	N.A
Paraguay	6,603	6,628	0.12	0.11

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
EXCHANGE RATES USED	1H20	1H21	1H20	1H21
Argentina	64.6	91.3	11.7	7.6
Brazil	4.92	5.38	165.22	133.73
Chile	813	720	N.A	N.A
Paraguay	6,570	6,677	0.12	0.11

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

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MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

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Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Corporate Governance: Appointment of the Chairman, Vice-Chairman and members of the Directors’ Committee

On April 28, 2021, we announced that at the Board of Directors’ session held April 27, it was agreed to appoint Juan Claro as Chairman of the Board of Directors and Salvador Said as Vice-Chairman. In addition, it was reported that the Directors' Committee was composed of Gonzalo Parot and Domingo Cruzat, in their capacity as Independent Directors of the Company, and Salvador Said.

Final Dividend 217

On May 28, 2021, the Company paid Final Dividend 217: CLP 26.0 for each Series A share; and CLP 28.6 for each Series B share. The Shareholders' Register for payment of this dividend closed on May 22, 2021. This dividend was paid on account of 2020 fiscal year earnings, as authorized at the General Shareholders' Meeting held on April 15, 2021.

Improvement in the risk rating of local debt by Fitch Ratings

On July 2, 2021, through a press release, Fitch Ratings reported that it upgraded the risk rating of the Company's local debt to AA+ from AA, with a stable outlook, and that it maintained the international debt rating at BBB+. They based their report on the resilience that the Company's results have had in a complex context for the last two years, such as the social crisis in Chile, the COVID-19 pandemic, and the economic crisis in Argentina. They also highlighted financial soundness and discipline.

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its collaborators and ensure the operational continuity of the company.

Among the measures that have been taken to protect its collaborators are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.
•	Every collaborator in an environment of potential contagion is returned home.
•	New cleaning protocols in our facilities.
•	Certain practices and work activities are modified, maintaining service to customers:
o	We have proceeded to work from home in all positions where it is possible.
o	All domestic and international work trips have been cancelled.

•	Provide personal protection equipment to all our collaborators who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March last year, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include the partial or total closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and eliminated by the authorities in the four countries where we operate, we continue to see some volatility in our sales across channels. During this quarter, at the consolidated level, we see a slight reduction of

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the relative participation of the on-premise channel, consisting mainly of restaurants and bars, given greater restrictions we had regarding the first quarter, while the traditional channel (Mom & Pops) and wholesale channel showed a slight growth. On the other hand, regarding immediate consumption volumes compared to the previous quarter, we see a reduction in its relative importance in all countries, while in terms of returnability, there is not a clear trend: both in Argentina as well as in Chile, the returnables mix increased, and in Brazil and Paraguay it decreased. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs.

Finally, our investment plan for this year 2021, as we had previously mentioned will be in the range of USD 160 – USD 180 million. Our investment plans are constantly monitored, and it is not possible to ensure that we will fully comply with them, if there is a stronger flare-up of this health situation in the different countries in which we operate, or for some other unforeseen circumstance.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

COCA-COLA ANDINA
2Q21 EARNINGS RELEASE
www.koandina.com

ADDITIONAL INFORMATION

STOCK EXCHANGES WE TRADE ON
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.6 million people, delivering 734.6 million unit cases or 4,171 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2020. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA
2Q21 EARNINGS RELEASE
www.koandina.com

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	April-June 2021					April-June 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	65.1	63.2	35.7	14.3	178.4	40.7	54.3	29.3	13.1	137.3	29.9%
Transactions (Million)	350.1	284.4	153.4	78.6	866.5	163.0	224.0	104.0	59.7	550.7	57.3%

Net sales	202,548	128,889	78,324	32,703	441,603	108,890	112,250	60,373	31,339	312,303	41.4%
Cost of sales	(129,623)	(91,247)	(46,252)	(17,631)	(283,894)	(67,125)	(74,860)	(37,129)	(18,553)	(197,118)	44.0%
Gross profit	72,924	37,642	32,071	15,071	157,709	41,765	37,390	23,244	12,786	115,185	36.9%
Gross margin	36.0%	29.2%	40.9%	46.1%	35.7%	38.4%	33.3%	38.5%	40.8%	36.9%
Distribution and administrative expenses	(48,952)	(24,346)	(29,904)	(7,726)	(110,928)	(36,737)	(25,389)	(28,355)	(7,548)	(98,029)	13.2%

Corporate expenses (2)					(1,521)					(917)	65.9%
Operating income (3)	23,973	13,296	2,167	7,345	45,259	5,027	12,002	(5,111)	5,239	16,240	178.7%
Operating margin	11.8%	10.3%	2.8%	22.5%	10.2%	4.6%	10.7%	-8.5%	16.7%	5.2%
Adjusted EBITDA (4)	33,370	19,263	8,451	9,714	69,277	16,272	18,803	640	8,029	42,827	61.8%
Adjusted EBITDA margin	16.5%	14.9%	10.8%	29.7%	15.7%	14.9%	16.8%	1.1%	25.6%	13.7%

Financial (expenses) income (net)					(16,413)					(4,547)	260.9%
Share of (loss) profit of investments accounted for using the equity method					319					239	33.5%
Other income (expenses) (5)					(1,489)					(5,349)	-72.2%
Results by readjustement unit and exchange rate difference					(12,554)					(3,803)	230.1%

Net income before income taxes					15,123					2,779	444.2%

Income tax expense					(13,351)					(2,199)	507.2%

Net income					1,772					580	205.4%

Net income attributable to non-controlling interests					(286)					722	-139.6%
Net income attributable to equity holders of the parent					1,486					1,302	14.1%
Net margin					0.3%					0.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					1.6					1.4
EARNINGS PER ADS					9.4					8.3	14.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-June 2021					January-June 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	141.3	131.6	85.5	32.4	390.8	108.0	121.4	75.4	30.9	335.6	16.5%
Transactions (Million)	771.0	608.9	373.9	179.0	1,932.8	510.0	578.4	319.4	163.4	1,571.2	23.0%

Net sales	431,987	265,704	189,720	73,428	959,366	283,342	282,520	167,368	77,425	809,296	18.5%
Cost of sales	(274,152)	(183,319)	(102,323)	(38,907)	(597,228)	(168,166)	(184,853)	(91,127)	(43,146)	(485,931)	22.9%
Gross profit	157,835	82,385	87,397	34,520	362,137	115,177	97,668	76,241	34,279	323,365	12.0%
Gross margin	36.5%	31.0%	46.1%	47.0%	37.7%	40.6%	34.6%	45.6%	44.3%	40.0%
Distribution and administrative expenses	(99,297)	(50,728)	(67,341)	(16,086)	(233,451)	(82,642)	(64,915)	(65,213)	(17,310)	(230,081)	1.5%

Corporate expenses (2)					(2,871)					(2,285)	25.7%
Operating income (3)	58,538	31,657	20,056	18,435	125,815	32,534	32,752	11,028	16,970	90,999	38.3%
Operating margin	13.6%	11.9%	10.6%	25.1%	13.1%	11.5%	11.6%	6.6%	21.9%	11.2%
Adjusted EBITDA (4)	77,541	42,996	32,271	23,184	173,120	54,596	47,277	23,255	22,282	145,124	19.3%
Adjusted EBITDA margin	17.9%	16.2%	17.0%	31.6%	18.0%	19.3%	16.7%	13.9%	28.8%	17.9%

Financial (expenses) income (net)					(25,401)					(14,856)	71.0%
Share of (loss) profit of investments accounted for using the equity method					988					1,275	-22.5%
Other income (expenses) (5)					(4,835)					(8,175)	-40.9%
Results by readjustement unit and exchange rate difference					(18,534)					(10,743)	72.5%

Net income before income taxes					78,033					58,500	33.4%

Income tax expense					(33,251)					(9,427)	252.7%

Net income					44,781					49,072	-8.7%

Net income attributable to non-controlling interests					(1,505)					(276)	445.8%
Net income attributable to equity holders of the parent					43,276					48,797	-11.3%
Net margin					4.5%					6.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					45.7					51.6
EARNINGS PER ADS					274.3					309.3	-11.3%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations.
(2)	Corporate expenses partially reclassified to the operations.
(3)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5)	Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, 2021.
(In local nominal currency of each period, except Argentina (3))

	April-June 2021				April-June 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	65.1	63.2	35.7	14.3	40.7	54.3	29.3	13.1
Transactions (Million)	350.1	284.4	153.4	78.6	163.0	224.0	104.0	59.7

Net sales	202,548	950.6	10,301.7	302,532	108,890	737.0	7,765.3	251,873
Cost of sales	(129,623)	(672.0)	(6,083.4)	(163,192)	(67,125)	(492.0)	(4,775.5)	(149,099)
Gross profit	72,924	278.6	4,218.3	139,340	41,765	245.0	2,989.7	102,773
Gross margin	36.0%	29.3%	40.9%	46.1%	38.4%	33.2%	38.5%	40.8%
Distribution and administrative expenses	(48,952)	(180.3)	(3,933.2)	(71,489)	(36,737)	(166.1)	(3,647.1)	(60,588)

Operating income (1)	23,973	98.3	285.1	67,851	5,027	78.9	(657.4)	42,185
Operating margin	11.8%	10.3%	2.8%	22.4%	4.6%	10.7%	-8.5%	16.7%
Adjusted EBITDA (2)	33,370	142.1	1,111.5	89,800	16,272	123.4	82.3	64,613
Adjusted EBITDA margin	16.5%	15.0%	10.8%	29.7%	14.9%	16.7%	1.1%	25.7%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3) Argentina 2021 figures are presented in accordance to IAS 29, in June 2021 currency. 2020 figures are also presented in accordance to IAS 29, in June 2021 currency.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2021.

(In local nominal currency of each period, except Argentina (3))

	January-June 2021				January-June 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	141.3	131.6	85.5	32.4	108.0	121.4	75.4	30.9
Transactions (Million)	771.0	608.9	373.9	179.0	510.0	578.4	319.4	163.4

Net sales	431,987	1,984.0	24,953.3	680,266	283,342	1,674.9	21,527.0	627,295
Cost of sales	(274,152)	(1,367.3)	(13,458.2)	(360,510)	(168,166)	(1,098.0)	(11,720.8)	(349,333)
Gross profit	157,835	616.7	11,495.1	319,756	115,177	576.9	9,806.2	277,962
Gross margin	36.5%	31.1%	46.1%	47.0%	40.6%	34.4%	45.6%	44.3%
Distribution and administrative expenses	(99,297)	(379.7)	(8,857.2)	(149,017)	(82,642)	(384.5)	(8,387.8)	(139,990)

Operating income (1)	58,538	237.0	2,637.9	170,740	32,534	192.4	1,418.4	137,972
Operating margin	13.6%	11.9%	10.6%	25.1%	11.5%	11.5%	6.6%	22.0%
Adjusted EBITDA (2)	77,541	321.4	4,244.6	214,765	54,596	279.6	2,991.0	180,886
Adjusted EBITDA margin	17.9%	16.2%	17.0%	31.6%	19.3%	16.7%	13.9%	28.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in June 2021 currency. 2020 figures are also presented in accordance to IAS 29, in June 2021 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2021	12-31-2020	06-30-2020	12-31-2020	06-30-2020
Cash + Time deposits + market. Securit.	459,705	449,836	372,533	2.2%	23.4%
Account receivables (net)	173,414	205,897	134,524	-15.8%	28.9%
Inventories	151,821	127,973	132,856	18.6%	14.3%
Other current assets	16,549	13,593	36,926	21.8%	-55.2%
Total Current Assets	801,489	797,298	676,839	0.5%	18.4%

Property, plant and equipment	1,486,289	1,398,055	1,551,822	6.3%	-4.2%
Depreciation	(857,576)	(792,479)	(886,743)	8.2%	-3.3%
Total Property, Plant, and Equipment	628,713	605,576	665,079	3.8%	-5.5%

Investment in related companies	90,533	87,956	91,639	2.9%	-1.2%
Goodwill	105,573	98,326	108,880	7.4%	-3.0%
Other long term assets	879,918	858,908	923,725	2.4%	-4.7%
Total Other Assets	1,076,024	1,045,190	1,124,244	3.0%	-4.3%

TOTAL ASSETS	2,506,226	2,448,064	2,466,162	2.4%	1.6%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2021	12-31-2020	06-30-2020	12-31-2020	06-30-2020
Short term bank liabilities	412	799	384	-48.5%	7.3%
Current portion of bonds payable	23,285	18,705	22,889	24.5%	1.7%
Other financial liabilities	21,450	19,063	17,428	12.5%	23.1%
Trade accounts payable and notes payable	250,634	269,988	211,909	-7.2%	18.3%
Other liabilities	76,721	69,502	55,783	10.4%	37.5%
Total Current Liabilities	372,501	378,056	308,392	-1.5%	20.8%

Long term bank liabilities	4,000	4,000	745	0.0%	437.1%
Bonds payable	930,279	918,921	988,781	1.2%	-5.9%
Other financial liabilities	19,466	66,908	120,499	-70.9%	-83.8%
Other long term liabilities	267,782	248,618	209,988	7.7%	27.5%
Total Long Term Liabilities	1,221,528	1,238,448	1,320,013	-1.4%	-7.5%

Minority interest	21,146	20,379	21,011	3.8%	0.6%

Stockholders' Equity	891,051	811,181	816,747	9.8%	9.1%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,506,226	2,448,064	2,466,162	2.4%	1.6%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2021	12-31-2020	06-30-2020
Chile	15,595	26,488	15,319
Brazil	10,351	19,138	9,237
Argentina	10,702	16,508	7,327
Paraguay	5,780	20,519	5,062
Total	42,428	82,653	36,944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, July 27, 2021